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19010541

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGAN WILSHIRE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 HILTON AVE, SUITE 101
(No. and Street)

GARDEN CITY (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Finnan 516-622-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

SEC Mail Processing
JUN 04 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 20, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Wilshire Securities, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2018

ASSETS	
Current Assets	
Cash and Cash Equivalents	
Bank Accounts	$100,826.00
Deposit Accounts	75,000.00
Other Cash Asset Account	111,540.00
Total Cash and Cash Equivalents	$287,365.00
Other Current Assets	
Proprietary Trading Accounts	7,080.00
Clearance Account	243,538.00
Other Assets	4,293.00
Total Other Current Assets	$254,911.00
Total Current Assets	$542,276.00
TOTAL ASSETS	**$542,276.00**
LIABILITIES & EQUITY	
Liabilities	
Payroll Payable	$349,212.00
Accounts Payable	60,849.00
Total Liabilities	$410,060.00
Equity	
Capital Stock	$29.00
Retained Earnings	132,187.00
Total Equity	$132,216.00
TOTAL LIABILITIES & EQUITY	**$542,276.00**

The accompanying notes are an integral part of these financial statements. See Note H